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                               May 20, 2021

       Daniel Barcelo
       Chief Executive Officer
       FREYR Battery
       412F, route d   Esch, L-2086 Luxembourg
       Grand Duchy of Luxembourg

                                                        Re: FREYR Battery
                                                            Amendment No. 1 to
Registration Statement on Form S-4
                                                            Filed May 7, 2021
                                                            File No. 333-254743

       Dear Mr. Barcelo:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 9, 2021 letter.

       Amendment No. 1 to Registration Statement on Form S-4 filed May 7, 2021

       Interests of Alussa Directors and Officers in the Business Combination, page 33

   1. Regarding comment 4 of our March 15, 2021 letter, please fill in missing information throughout the proxy
statement/prospectus to the extent that it is known, such as the amounts in this
section.
       Certain Projections Provided to the Alussa Board, page 135

   2.                                                   We note your disclosure
on page 135 that the financial projections are based on FREYR   s
                                                        estimates of plant
capacity, capital expenditures and target operational start. Please revise to describe such
estimates and assumptions with greater specificity and quantify where practicable.
 Daniel Barcelo
FREYR Battery
May 20, 2021
Page 2

       You may contact Heather Clark, Staff Accountant, at 202-551-3624 or Martin James,
Senior Advisor, at 202-551-3671 if you have questions regarding comments on the financial statements and related matters. Please contact Thomas Jones, Staff Attorney, at 202-551-3602 or
Erin Purnell, Senior Attorney, at 202-551-3454 with any other questions.



                                                          Sincerely,
FirstName LastNameDaniel Barcelo
                                                          Division of
Corporation Finance
Comapany NameFREYR Battery
                                                          Office of
Manufacturing
May 20, 2021 Page 2
cc:       Douglas Ellenoff, Esq.
FirstName LastName